Exhibit 1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
COMPLETION OF DISCLOSEABLE TRANSACTION
INCREASE IN SHAREHOLDING INTEREST
IN THE COMPANY BY TELEFÓNICA
AND
INVESTMENT BY THE COMPANY IN TELEFÓNICA
Reference is made to the announcement (the “Announcement”) by the Company dated 6 September 2009 in relation to the proposed mutual investment of the equivalent of US$1 billion by the Company and Telefónica in each other pursuant to the Subscription Agreement and the strategic alliance between the Company and Telefónica pursuant to the Strategic Alliance Agreement. Unless the context requires otherwise, terms used in this announcement shall have the same meanings as defined in the Announcement.
The Board is pleased to announce that on 21 October 2009, the Company and Telefónica completed the mutual investment of the equivalent of US$1 billion in each other, which was implemented by way of the subscription by Telefónica of 693,912,264 new Shares at a price of HK$11.17 each, which was satisfied by the contribution by Telefónica, through its wholly-owned subsidiary, Telefónica Internacional, S.A.U., of 40,730,735 Telefónica Treasury Shares at a price of EUR17.24 each to the Company.
Following the completion of the Transaction, the Company has a shareholding interest of approximately 0.87% of the issued share capital of Telefónica and Telefónica’s indirect shareholding interest in the Company has increased from approximately 5.38% to approximately 8.06% of the issued share capital of the Company, in each case as at the date of this announcement.
As at the date of this announcement, the Board comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu

Non-executive Directors:	Cesareo Alierta Izuel and Jung Man Won

Independent Non-executive Directors:	Wu Jinglian, Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton and Timpson Chung Shui Ming

By Order of the Board
CHINA UNICOM (HONG KONG) LIMITED
CHU KA YEE
Company Secretary
Hong Kong, 21 October 2009